++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and +
+                               may be changed.                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 2, 1999

Prospectus Supplement                           Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated February 25, 1998)            Registration No. 333-32167-99
The ServiceMaster Company
[SERVICEMASTER LOGO]
$300,000,000
   % Notes due 2009

Interest payable February 15 and August 15

Issue price:    %

The notes will mature on August 15, 2009. Interest will accrue from        ,
1999. We may redeem the notes in whole or in part at any time prior to maturity at the redemption prices described on page S-14. We will issue the notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                       Discounts
          Price to     and          Proceeds to
          Public       Commissions  ServiceMaster
-------------------------------------------------
Per Note        %            %            %
-------------------------------------------------
Total     $            $            $
-------------------------------------------------

We do not intend to apply for listing of the notes on any national securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about
  , 1999.

J.P. Morgan & Co.                                           Goldman, Sachs & Co.

Banc of America Securities LLC                    Banc One Capital Markets, Inc.

BNY Capital Markets, Inc.                      First Union Capital Markets Corp.

       , 1999

You should only rely on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer of sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            Page
                                                                            ----
The ServiceMaster Company.................................................   S-3
Recent Developments.......................................................   S-4
Capitalization of ServiceMaster...........................................   S-5
Ratio of Earnings to Fixed Charges........................................   S-5
Use of Proceeds...........................................................   S-5
Selected Financial Data...................................................   S-6
Management's Discussion And Analysis of Financial Condition and Results of
 Operations...............................................................   S-8
Description of the Notes..................................................  S-14
Underwriting..............................................................  S-16
Special Note on Forward-looking Statements................................  S-17
Legal Opinions............................................................  S-17


                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Information By Reference.........................     2
ServiceMaster.............................................................     4
Ratio of Earnings to Fixed Charges........................................     4
Use of Proceeds...........................................................     5
Description of Debt Securities............................................     5
Plan of Distribution......................................................    17
Validity of Debt Securities...............................................    18
Experts...................................................................    19

                           THE SERVICEMASTER COMPANY

ServiceMaster, with operating revenue of approximately $4.7 billion in 1998, is one of the largest providers of residential and commercial services to individual customers and businesses and supportive management services to businesses and institutions in the United States. In addition, we have operations in 41 countries around the world.

Our consumer and commercial services businesses provide services to over 10.5 million residential and commercial customers world-wide under leading brand names which include:

  TruGreen-ChemLawn for lawn, tree and shrub care and indoor plant maintenance;

  TruGreen-LandCare for commercial landscaping services;

  Terminix for termite and pest control services;

  American Residential Services for heating, ventilation, air conditioning and refrigeration services;

  American Home Shield and Amerispec for home system and appliance warranty contracts and home inspection services;

  Rescue Rooter for plumbing and drain cleaning services;

  ServiceMaster Residential and Commercial Services for heavy-duty residential and commercial cleaning and disaster restoration services;

  Merry Maids for residential maid services; and

  Furniture Medic for on-site furniture repair and restoration services.

Our management services business provides facilities management services to over 2,000 facilities in the health care, education and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, food service, laundry and linen services, total facilities management and other services.

These services comprise the "ServiceMaster Quality Service Network" and may be accessed easily by calling a single toll-free telephone number: 1-800-WE SERVE.

We are incorporated under the laws of Delaware and are a successor to a business which began operations in 1947. Our principal executive offices are located at One ServiceMaster Way, Downers Grove, Illinois 60515-1700 and our telephone number is (630) 271-1300. We maintain a website on the Internet at http://www.ServiceMaster.com. This website and the information contained therein are not a part of this Prospectus Supplement or the Prospectus.

                              RECENT DEVELOPMENTS

On July 26, 1999, we reported record second quarter revenues of $1.5 billion, up 23 percent over the second quarter ended June 30, 1998, reflecting strong growth from both base operations and acquisitions. Net income before non-recurring unusual items was $69 million, up 23 percent over second quarter 1998. Earnings per share before non-recurring items increased 16 percent to $.22. During the quarter, we realized an after-tax gain of $30 million, relating primarily to the sale of our Premier automotive services business, and recorded a one-time after-tax charge of $81 million, relating to our diversified health services business. These items reduced net income from ongoing operations by $51 million. As a result, we reported net income of $18 million, with earnings per share of $.06. For the six months ended June 30, 1999, revenue increased 19 percent to $2.7 billion. Net income before non-recurring items rose 22 percent to $105 million, with earnings per share increasing 17 percent to $.34. Reported net income after non-recurring items was $54 million, with earnings per share of $.17.

On July 26, 1999, we announced that our board of directors elected C. William Pollard to serve as chief executive officer effective October 1, 1999. Mr. Pollard will continue to serve as chairman of the board of directors. Carlos H. Cantu, our current president and chief executive officer, will retire on October 1, 1999.

On July 26, 1999, we announced that the scope of services offered by our diversified health services business, which is conducted through our wholly-owned subsidiary ServiceMaster Diversified Health Services, would be substantially reduced. This business provides general management and other services to long-term care facilities. This decision was made in light of changes in government reimbursement policy and resulting financial difficulties of a number of our long-term care customers. We will reduce the scope of ancillary services offered, and eliminate future credit extension activities. The one-time diversified health services charge of $81 million includes $51 million for a write-down of goodwill and $30 million relating to customer receivables, loans, other investments and costs and the wind-down of certain ancillary services.

On January 4, 1999, we announced the completion of a strategic review of our home health care business, which is conducted through our wholly-owned subsidiary ServiceMaster Home HealthCare. In particular, we announced our decision to sell the direct operations of home health care agencies and certain support operations and to discontinue outsourced operation of home health care agencies. We will continue to provide consulting services to home health care agencies, hospices and other medical service providers.

On March 18, 1999, we completed our acquisition of LandCare USA, Inc. through a stock-for-stock merger. Approximately 10.2 million shares of our common stock (valued at approximately $192 million), representing about three percent of our then outstanding shares of common stock, were issued in this transaction. We also assumed debt of approximately $127 million in the transaction. The combination of LandCare with the existing operations of ServiceMaster, operating under the name TruGreen-LandCare, established us as a leading provider of commercial landscape services, which is a large and highly fragmented industry. The acquisition also allows significant integration opportunities with our TruGreen-ChemLawn subsidiary, a leading provider of lawn care services.

At the end of April 1999, we completed the acquisition of American Residential Services, Inc. The total American Residential Services acquisition cost was approximately $285 million, including assumed debt. The acquisition of American Residential Services established us as a leading provider of HVAC services to the residential and commercial sectors. In addition, American Residential Services has plumbing revenues that significantly increase the size of our Rescue Rooter plumbing business. This acquisition provides us with an opportunity to coordinate the services of American Residential Services with the needs of our American Home Shield subsidiary, which currently uses third-party contractors to provide plumbing, HVAC and electrical repairs under warranty products it markets to homeowners.

                        CAPITALIZATION OF SERVICEMASTER

The following table sets forth our unaudited consolidated capitalization at June 30, 1999 on a historical basis and as adjusted to reflect the sale of the notes and the application of the net proceeds of the notes.

                                                              June 30, 1999
                                                          ---------------------
                                                                         As
                                                            Actual    Adjusted
                                                          ---------- ----------
                                                             (In thousands)
Short-term debt, including current portion of long-term
 debt.................................................... $   46,283 $   46,283
Long-term debt:
  Revolving credit facilities............................    573,000    275,450
  Notes offered hereby...................................        --     300,000
  Other long-term debt, excluding current portion........  1,071,961  1,071,961
                                                          ---------- ----------
    Total debt........................................... $1,691,244 $1,693,694
                                                          ========== ==========
Total stockholder's equity............................... $1,193,364 $1,193,364
Total capitalization..................................... $2,884,608 $2,887,058

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratios of earnings to fixed charges for the periods indicated.

                                    Three Months
                                        Ended
                                      March 31,      Year Ended December 31,
                                    ------------- -----------------------------
                                     1999   1998  1998  1997  1996  1995  1994
                                    ------ ------ ----- ----- ----- ----- -----
Consolidated ratios of earnings to
 fixed charges.....................  2.92x  2.50x 3.50x 3.65x 5.16x 4.83x 4.72x

The consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes, fixed charges (excluding capitalized interest) and minority interest expenses of subsidiaries with fixed charges and "fixed charges" consist of interest and amortization of debt expense, including the interest portion of rental obligations deemed representative of the interest factor.

                                USE OF PROCEEDS

The net proceeds from the sale of the notes will be approximately $         .
We expect to use the net proceeds from the sale of the notes to repay a portion of our borrowings under our revolving bank credit facility. The revolving bank credit facility matures on April 1, 2002 and bears interest at floating rates (equal to approximately 5.2 percent at June 30, 1999).

Affiliates of J.P. Morgan Securities Inc., Bank of America Securities LLC, Banc One Capital Markets, Inc., and BNY Capital Markets, Inc. are lenders under the revolving bank credit facility. See "Underwriting."

                            SELECTED FINANCIAL DATA

          (In thousands, except for per share and percentage data)(1)

We are providing the following selected financial information about us for your benefit. This information is derived from our audited financial statements for each of the fiscal year end periods shown below and from our unaudited financial statements for each of the quarterly periods shown below. These quarterly financial statements, in the opinion of management, include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year.

The following information is only a summary and you should read it in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Prospectus Supplement. In addition, this selected historical financial data should be read in conjunction with our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

                             3 Months Ended
                                March 31,                        Year Ended December 31,
                          ----------------------  ----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating Results:
Operating revenue.......  $1,115,062  $  981,788  $4,724,119  $3,961,502  $3,458,328  $3,202,504  $2,985,207
Cost of services
 rendered and products
 sold...................     899,815     794,797   3,679,612   3,058,160   2,681,008   2,449,700   2,356,435
Selling and
 administrative
 expenses...............     136,619     117,218     648,085     559,409     482,102     450,937     414,746
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating income........      78,628      69,773     396,422     343,933     295,218     251,867     214,026
Non-operating expense
 (income):
 Interest expense (2)...      21,948      24,095      92,945      76,447      38,298      35,855      31,543
 Interest and investment
  income................      (3,621)     (3,435)    (15,301)    (14,304)    (10,183)     (7,310)     (5,389)
 Minority interest......         --          --          --        7,511      14,706      45,715      45,234
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................      60,301      49,113     318,778     274,279     252,397     177,607     142,638
Provision for income
 taxes (pro forma
 corporate form prior to
 1998) (3)..............      24,692      19,843     128,786     110,809     101,968      71,753      57,626
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (pro forma
 corporate form prior to
 1998)..................  $   35,609  $   29,270  $  189,992  $  163,470  $  150,429  $  105,854  $   85,012
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Basic net income per
 share (pro forma
 corporate form prior to
 1998) (3)(6)...........  $     0.12  $     0.10  $     0.66  $     0.57  $     0.47  $     0.41  $     0.33
Diluted net income per
 share (pro forma
 corporate form prior to
 1998) (3)(6)...........  $     0.12  $     0.10  $     0.64  $     0.55  $     0.46  $     0.39  $     0.32
Cash distribution per
 share..................  $     0.09  $     0.08  $     0.33  $     0.31  $     0.29  $     0.28  $     0.27
Partnership Information:
 (3)
Income before income
 taxes..................                                      $  274,279  $  252,397  $  177,607  $  142,638
Provision for income
 taxes..................                                          10,203       7,257       5,588       2,755
One time tax benefit
 relating to change in
 tax status (4).........                                          65,000         --          --          --
                                                              ----------  ----------  ----------  ----------
Net income..............                                      $  329,076  $  245,140  $  172,019  $  139,883
                                                              ==========  ==========  ==========  ==========
Other Data:
EBITDA (7)..............  $  107,822  $   94,445  $  516,328  $  443,788  $  369,701  $  279,450  $  228,389
Net cash provided from
 operations (5).........     (99,520)     12,585     405,539     371,889     341,386     297,425     253,863
Property additions......      24,731      23,354      75,297      46,232      42,952      44,624      32,202
Operating income margin.         7.1%        7.1%        8.4%        8.7%        8.5%        7.9%        7.2%
Percent increase in pro
 forma diluted net
 income per share.......        20.0%       11.1%       16.4%       19.6%       17.9%       21.9%       18.5%


Financial Position at
 Period End:
Working capital (5).....  $   81,262  $   35,130  $  (83,495) $   35,907  $   73,782  $   20,309  $   26,650
Total assets............   3,445,809   2,698,231   2,914,851   2,475,224   1,846,841   1,649,890   1,230,839
Long-term debt..........   1,412,177   1,379,936   1,076,167   1,247,845     482,315     411,903     386,511
Shareholders' equity
 (2)....................   1,183,337     548,867     956,486     524,438     796,767     746,660     307,266

--------
(1) All per share data reflect the three-for-two share splits in 1996, 1997 and 1998.
(2) In 1997, ServiceMaster incurred bank borrowings of approximately $91 million to finance the cash portion of the acquisition of Barefoot, Inc. and approximately $626 million to fund the repurchase of the 19 percent ownership interest in ServiceMaster held by Waste Management,

  Inc. The increase in interest expense and the decrease in shareholders' equity (as well as the number of shares outstanding) in 1997 is primarily the result of such borrowings and stock repurchase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) ServiceMaster converted from partnership to corporate form on December 26, 1997. Prior to this reincorporation, the partnership was not subject to federal or state income taxes since its taxable income was allocated to its shareholders. As a result of this reincorporation, ServiceMaster is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if ServiceMaster were a taxable corporation in the periods presented. The pro forma provision for income taxes has been calculated assuming that ServiceMaster's effective tax rate was approximately 40 percent of pre-tax earnings. ServiceMaster's historical net income per share as a partnership was as follows:

                                   Before one-time tax
                                       benefit (4)               Actual
                                 ----------------------- -----------------------
                                 1997  1996  1995  1994  1997  1996  1995  1994
                                 ----- ----- ----- ----- ----- ----- ----- -----
   Basic........................ $0.92 $0.77 $0.66 $0.55 $1.15 $0.77 $0.66 $0.55
   Diluted...................... $0.89 $0.75 $0.64 $0.53 $1.10 $0.75 $0.64 $0.53

(4) As a result of the reincorporation, ServiceMaster recorded a deferred tax asset in 1997 that represents the tax effect of the difference between the book and tax basis of ServiceMaster's assets and liabilities. This resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding $65 million gain in the tax benefit line of the income statement. The actual economic benefit to ServiceMaster of the tax basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year for 15 years following the reincorporation.
(5) In the first year after reincorporation, ServiceMaster was able to defer the payment of its 1998 federal taxes until March 1999. Therefore the 1998 cash flow is fairly comparable to 1997 when ServiceMaster was in partnership form and paid no taxes. The December 1998 current liabilities include the 1998 tax payable amount.
(6) Basic earnings per share are calculated based on 289,315 shares in 1998, 285,944 shares in 1997, 317,381 shares in 1996, 260,382 shares in 1995, and 255,650 shares in 1994 while diluted earnings per share are calculated based on 298,887 shares in 1998, 299,640 shares in 1997, 330,429 shares in 1996, 273,203 in 1995 and 266,892 shares in 1994. (Numbers are in thousands.)
(7) Represents earnings before interest expense, taxes, depreciation and amortization ("EBITDA"). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of ServiceMaster's businesses. However, EBITDA should not be considered an alternative to net income in measuring ServiceMaster's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

All share and per share data mentioned in this section reflect the three-for-two share splits in August 1998, June 1997 and June 1996.

Results of Operations

First Quarter 1999 Compared to First Quarter 1998

Revenues increased 14 percent to $1.1 billion in the first quarter of 1999 through a combination of acquisitions and solid base business growth. Approximately nine percent of the revenue increase resulted from internal growth and small roll-up acquisitions in existing service lines, primarily lawn care and pest control, with another five percent coming from other acquisitions primarily in landscaping. Operating income increased 13 percent to $78.6 million, while margins of 7.1 percent of revenue remained consistent with 1998. The operating margin benefit from the more rapid growth of our higher margin businesses was offset by losses in our diversified health services business.

Diluted earnings per share in the first quarter were $.12 compared to $.10 last year. Net income grew 22 percent to $35.6 million, a faster rate than earnings per share due to an increase in shares outstanding resulting from our equity offering in May 1998, and shares issued for acquisitions.

The consumer and commercial services business unit reported revenue of $462 million, an increase of 27 percent, and operating income of $62.5 million, 26 percent higher than last year. This growth included double digit increases at all of the companies in this unit, reflecting acquisitions and internal growth. TruGreen-ChemLawn achieved strong revenue and profit growth, which included the successful ongoing integration of the commercial landscape business. About 12 percent of this revenue growth came from the entry into commercial landscaping. With the acquisition of LandCare USA, which was completed on March 18, 1999, we have become the largest provider of commercial landscape services in the country and TruGreen-ChemLawn is provided the opportunity to integrate its traditional fertilizer and weed control services with landscape maintenance and installation. The lawn care operations had increased volume and good customer count increases, despite less favorable weather conditions in many parts of the country compared to the prior year. Terminix reported strong increases in revenues and profits with continued strong customer reception of newer treatment alternatives, improved margins reflecting strong growth in higher margin termite completions and in the renewal contracts as well as the integration of acquisitions. American Home Shield had excellent increases in both revenues and profits, with double digit increases in warranty contracts sold through all distribution channels, which includes real estate, customer renewals, and direct-to-consumer sales. Rescue Rooter reported very strong growth in revenue and profits, as a result of strong base business growth, the successful integration of acquisitions, as well as productivity improvements. The franchise operations, Residential and Commercial Services and Merry Maids, reported strong growth in revenues and profits, despite an extremely tight labor market, with continued strong growth of company owned operations, increased franchise license sales, and effective cost controls.

On April 27, 1999, we successfully completed our tender offer for the outstanding shares of American Residential Services at a purchase price of $5.75 per share in cash. Subsequent to the completion of the tender offer, we effected a merger with American Residential Services and American Residential Services became our wholly-owned subsidiary. American Residential Services provides comprehensive maintenance, repair and replacement services for HVAC, plumbing, electrical and other systems, and major appliances in homes and commercial buildings. The acquisition of American Residential Services establishes us as one of the country's leading providers of heating, ventilation and air conditioning services and will complement our Rescue Rooter plumbing business. American Residential Services will also support the HVAC services offered to the residential market by us through its American Home Shield warranty program and its maintenance management services of commercial HVAC equipment in hospitals and schools.

The management services business unit reported a six percent increase in revenues to $501 million and a five percent increase in operating income to $19.2 million. This growth reflects the benefit of acquisitions and internal growth, partially offset by the sale of our energy management business in late 1998. The healthcare market experienced a moderate decline in revenue and profits, primarily due to the effects of customer terminations in 1998 and continued margin pressures in the acute care sector of the market. The overhead reduction initiatives put in place last year helped offset lower gross margins. The education market reported solid increases in revenues and profits, reflecting continued good sales momentum and controlled overhead spending. The business and industry group achieved strong growth in revenue and profits, reflecting base business growth and the integration of acquisitions. On April 21, 1999, we sold one of our specialty units, Premier Manufacturing Support Services, to Durr AG of Germany for $76 million. Premier provides cleaning services for paint booths and other related maintenance services in the automotive industry. We believe that alliances or significant incremental investments would have been required to remain competitive in this industry. The sale of Premier allowed us to realize the significant appreciation in its investment and to reinvest the proceeds in initiatives more central to our core strategies. The sale resulted in an after-tax gain of approximately $25 million, which will be recorded in the second quarter of 1999.

Our diversified health services business, which provides a variety of services and products to the long-term healthcare market, reported an operating loss in the quarter. Changes in reimbursement policies and regulatory compliance standards have had a significant impact on the companies serving this industry. As a result, we have begun a strategic review and assessment of services comprising this business unit to determine how they fit into our longer-term strategic objectives. See "Recent Developments" above.

Cost of services rendered and products sold increased 13 percent, due primarily to general business growth and acquisitions, but decreased as a percentage of revenue to 80.7 percent from 81.0 percent in 1998. This decrease primarily reflects the changing mix of the business, as our consumer and commercial services business increases in size in relationship to our overall business, as well as productivity improvements, and the successful integration of acquisitions at the consumer and commercial services business unit. The consumer and commercial services businesses generally operate at higher gross margin levels than the rest of the business, but also incur somewhat higher selling and administrative expenses as a percentage of revenues.

Selling and administrative expenses increased 17 percent, due to general business growth and acquisitions, and increased as a percentage of revenue to
12.3 percent from 11.9 percent in 1998. This increase as a percentage of revenue is primarily due to the changing business mix noted above. Interest expense decreased from the prior year, reflecting a lower level of average outstanding borrowings, primarily due to the May 1998 equity offering.

First Quarter 1999 Financial Position

Net cash used for operations of $100 million was significantly below the first quarter level in 1998. The decrease primarily reflects the deferral of the 1998 federal tax payment until March of 1999 as well as increased investments in our seasonal businesses, including additional investments in the commercial landscaping operation, and the timing of certain payments throughout the enterprise. Federal taxes of $78 million on our 1998 earnings were accrued for in the financial statements in 1998, but not paid until the first quarter of 1999. Excluding this tax payment, cash used for operations was $21 million. (Some of the tax expense in 1998 and 1999 will be deferred for longer periods of time due to the significant timing difference between book and tax basis.) Due to the seasonality of the lawn care, landscape and pest control operating cycles, our working capital needs are the highest during the first quarter. Management believes that funds generated from operations and other existing resources will continue to be adequate to satisfy our ongoing working capital needs.

Accounts and notes receivable grew over year end levels, reflecting general business growth, increased seasonal activity in the consumer and commercial services segment, and acquisitions, primarily LandCare. Inventories also increased over year end levels as a result of normal seasonal build-ups in the lawn care business and acquisitions.

Prepaids and other assets have increased from year end because of seasonality in the lawn care business and the increased volume of warranty contracts written at American Home Shield. The lawn care operation defers certain marketing costs that are incurred during the first quarter, but are directly associated with revenues realized in subsequent quarters of the current year. These costs are then amortized over the balance of the current lawn care production season, as the related revenues are recognized. Deferred revenues also grew significantly, reflecting strong growth at American Home Shield and increases in customer prepayments for lawn care services.

Property and equipment increased due to general business growth and acquisitions, primarily LandCare. Capital expenditures grew, reflecting increased investments in technology throughout the organization, business growth, and recurring capital needs. We have no material capital commitments at this time.

Intangible assets increased $347 million from year end, reflecting the effect of the acquisitions, which included $260 million from LandCare and various smaller acquisitions in the consumer and commercial services segment. Accrued liabilities decreased from year end, primarily due to the 1998 tax payment made in March of 1999. Debt levels increased due to the seasonal nature of our operating cash flows and the 1998 tax payment, combined with the effects of acquisitions and property additions.

We are a party to a number of long-term debt agreements which require us to maintain compliance with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios, and net worth. We are in compliance with the covenants related to these debt agreements.

Total shareholders' equity increased to $1.2 billion in 1999 from $956 million at December 31, 1998, reflecting earnings growth as well as the shares issued for acquisitions, partially offset by cash dividends and treasury share repurchases. Cash dividends paid directly to shareholders totaled $27 million or $.09 per share. The increase from the prior year reflects a 13 percent increase in the dividend rate per share and an increase in shares outstanding, primarily resulting from the May 1998 equity offering and shares issued in acquisitions.

1998 Compared with 1997

Revenues increased 19 percent to $4.7 billion through a combination of acquisitions and solid growth from base operations. Approximately eight percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in existing service lines, primarily lawn care and pest control, with another six percent coming from platform acquisitions primarily in plumbing and landscaping. The remaining five percent of the revenue growth represented the acquisition of a professional employer organization in August 1997. The professional employer organization has a significant impact on revenues and margins, because the entire employee payroll of the customer is recognized both as revenue and operating cost. As a result, the margins are low in this business and reduce our consolidated operating margins. Operating income increased 15 percent to $396 million, while margins decreased to 8.4 percent of revenue from 8.7 percent in 1997. Operating margins excluding the professional employer organization improved 10 basis points over last year, reflecting the continued strong growth of higher margin businesses, productivity improvements and the successful integration of acquisitions at our consumer services business unit.

Pro forma information is presented for 1997 and 1996 to compare the continuing results of operations as if we had been a taxable corporation in all years. On this basis, net income grew 16 percent to $190 million. Basic and diluted earnings per share increased 16 percent to $.66 and $.64, respectively.

The consumer services business unit achieved a 23 percent increase in revenue, reflecting strong growth from both internal sources and acquisitions, including the Rescue Rooter plumbing business and commercial landscaping companies. Net income increased 27 percent, reflecting solid double-digit profit increases at all of the companies. TruGreen-ChemLawn reported strong growth in revenues and profits, reflecting base business growth and the entry into the commercial landscape market through the acquisition of several companies. The successful integration of acquisitions and other cost initiatives helped offset the effects of severe summer weather conditions in many regions of the country. Terminix achieved strong double-digit growth in revenues and profits, resulting from excellent increases in termite completions and renewals and improved margins. Higher customer retention levels and efficiency improvements contributed to the increased margins. American Home Shield continued to experience exceptional momentum with very strong double-digit increases in warranty contracts written due to excellent growth in real estate and direct-to-consumer sales, as well as strong renewal growth. This volume increase was partially affected by increased service orders relating to expensive air conditioning repairs due to the extreme heat experienced in many parts of the country. The franchise operations, ServiceMaster Residential and Commercial Services and Merry Maids, achieved solid revenue increases and higher margins, reflecting improvements in company-owned operations and cost controls. The Rescue Rooter operations reported very good results, reflecting improved marketing efforts, productivity improvements and effective cost controls.

The traditional management services business achieved a seven percent revenue increase as a result of acquisitions and modest growth in the base business. Profits increased significantly due to a $38 million pre-tax gain relating to the formation of a strategic venture with Texas Utilities Company. The new venture acquired all of the assets of ServiceMaster energy management and was owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. In June 1999, we sold the remaining 15 percent interest to Texas Utilities. Excluding this gain, profits were one percent below the prior year level as increases in the business and industry and education markets were offset by reduced profitability in the healthcare market. The traditional healthcare market reported a slight decline in revenues with lower profits than last year as a result of continued industry pressures and additional investments in the business compared with the prior year. The Company achieved significant revenue and profit increases in the business and industry market, reflecting the successful integration of acquisitions and increased sales in the base business. The education market reported strong growth in profits due to better customer retention and the favorable effect of eliminating costs incurred last year related to unwinding a large contract.

Other operations include primarily our diversified health services business, which provides services and products to the long-term care market and Employer Services, the professional employer organization. Revenues increased significantly as the 1998 results include a full year of the professional employer organization that was acquired in August 1997. Operating income was down significantly from the prior year, reflecting a large charge related primarily to the home health care business and operational losses. In late 1998, we completed a strategic review of our home health care business and concluded that, without significant investment to make home health care one of its core businesses, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. We plan to sell our direct operations of home health care agencies and certain support operations. In addition, we are discontinuing our outsourced management contracts of home health care agencies, but will continue to provide consulting services to hospitals and other providers of home health care. We incurred and established reserves of approximately $32 million (pre-tax) relating to home health care, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements. An additional $6 million pre-tax charge was recorded that was specifically designated for other diversified health services business reserve needs. In addition to these charges and losses in home health care, the decrease in operating income reflects margin reductions in other diversified health services business and the non-recurrence of transaction gains recognized in the prior year.

On a consolidated basis, cost of services rendered and products sold increased 20 percent and increased as a percentage of revenue to 77.9 percent in 1998 from 77.2 percent in 1997. The addition of our employer services business had an impact on the overall increase in costs as this business line carries a lower gross margin level than the rest of the enterprise. Excluding the employer services business, cost of services rendered and products sold decreased 10 basis points, as a percentage of revenue. This reflects the changing mix of the enterprise as our consumer services business increased in size relative to our overall business. The consumer services unit operates at a higher gross profit margin than the management services business unit, but incurs relatively higher levels of selling and administrative costs.

Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, decreased from 14.1 percent in 1997 to 13.7 percent in 1998.

Interest expense increased over the prior year, reflecting increased debt levels in the first quarter associated with the 1997 repurchase of shares previously held by Waste Management, Inc. The impact of larger seasonal borrowings, primarily due to acquisitions and higher interest rates associated with the refinancing of floating-rate bank debt with longer term, fixed-rate debt, was partially offset by proceeds from the May 1998 equity offering.

Interest and investment income increased over the prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on sales of marketable securities.

Minority interest expense decreased as the General Partners' interests in the parent entities were eliminated upon reincorporation.

1997 Compared with 1996

Revenues increased 15 percent to $4 billion, reflecting the effect of acquisitions and growth from base operations. Operating income increased 17 percent to $344 million, while margins increased to 8.7 percent of revenue from
8.5 percent in 1996, reflecting the continued strong growth of higher margin businesses, productivity improvements, and the integration of the acquired Barefoot, Inc. operations. These improvements were offset in part by the impact of the acquired professional employer organization, which has significantly lower margins than the rest of our businesses. Operating income margins would have improved 50 basis points excluding this acquisition.

Pro forma information is presented which compares the continuing results of operations as if we had been a taxable corporation in 1997 and 1996. On this basis, net income grew nine percent to $163 million. Basic earnings per share increased 21 percent to $.57 and diluted earnings per share were up 20 percent to $.55. Earnings per share grew at a higher rate than net income due to the transaction with Waste Management in which we repurchased Waste Management's 19 percent ownership interest in ServiceMaster (61.1 million shares) for $626 million on April 1, 1997. This transaction increased interest expense significantly and reduced shares outstanding.

Historical partnership net income, which did not include a provision for corporate taxes, was $329 million, including a one-time tax gain of $65 million realized upon reincorporation. The resulting historical basic and diluted earnings per share were $1.15 and $1.10, respectively. This gain represented the difference between the tax and book basis of the enterprise's assets and liabilities, which was recognized as a result of the reincorporation. Partnership net income excluding this gain increased eight percent to $264 million. On this basis, basic and diluted earnings per share were $.92 and $.89, reflecting increases of 19 percent.

The consumer services business unit achieved a 14 percent increase in revenue and a 21 percent increase in pro forma net income, reflecting the successful integration of the Barefoot business (which was acquired in February 1997), combined with good growth from base operations and other acquisitions. The TruGreen-ChemLawn operations achieved strong double-digit growth in revenues and profits, reflecting the Barefoot acquisition, increases in the customer base, improved branch efficiencies, strong sales of ancillary products and favorable weather conditions throughout most of the year. Terminix achieved solid growth in revenue and profits for the year. Strong growth in renewals and productivity improvements offset the effects of adverse weather conditions on termite operations and increased termite remediation costs. American Home Shield achieved very strong double-digit increases in both revenues and profits, with excellent increases in contract renewals and direct-to-consumer sales. This is consistent with an overall strategy to expand channels of distribution in this business, which have historically been concentrated in the residential resale market. ServiceMaster Residential and Commercial Services and Merry Maids reported modest profit growth and solid revenue growth for the year, reflecting the conversion of certain franchises and distributors to company-owned operations.

The traditional management services business segment achieved five percent growth in revenue, reflecting the Premier acquisition completed in 1996 and, to a lesser degree, growth in the base business. The base business growth resulted from improvements in healthcare and business and industry, offset by reductions in education. Pro forma net income was up three percent compared with the prior year. Despite continuing competitive pressures and industry consolidation in the acute care market, we achieved solid revenue increases and improved customer retention in the healthcare market. Reported profits in this market were comparable to the prior year. Within the acute care sector, good growth was realized from sales of the Integrated Service product, which provides comprehensive service solutions to clients. We achieved significant revenue and profit increases in the business and industry market, largely as a result of the successful integration of the Premier acquisition and modest growth in the base business. In the education market, revenues and profits declined due to the discontinuation of certain large accounts and margin pressures in certain accounts.

Revenues in other operations increased significantly, reflecting the August 1997 acquisition of Certified Systems, Inc. (CSI) which added approximately $155 million in revenue and minimal profits after acquisition-related costs. CSI is a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance, and other employee benefit plans. Other operations primarily include CSI and diversified health services business. Pro forma net income reflects the additional interest expense incurred at the parent level relating to the Waste Management share repurchase.

On a consolidated basis, cost of services rendered and products sold increased 14 percent and decreased slightly as a percentage of revenue to 77.2 percent in 1997 from 77.5 percent in 1996. This reflects the changing mix of the enterprise as the consumer services business increased in size relative to our overall business. The consumer services unit operates at a higher gross profit margin than the management services business unit, but incurs relatively higher levels of selling and administrative costs. However, much of this reduction in cost of goods sold was offset by the acquisition of CSI, which operates at significantly lower gross margins than our other businesses. Without CSI, cost of goods sold would have been 76.5 percent of revenue in 1997.

Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, increased from 13.9 percent in 1996 to 14.1 percent in 1997, reflecting the changing business mix described above.

Interest expense increased over the prior year primarily due to increased debt levels associated with the repurchase of shares previously held by Waste Management and acquisitions.

Interest and investment income increased over the prior year due to growth in, and strong returns from, the investment portfolio at American Home Shield, as well as a gain associated with the sale of an interest in an international joint venture.

Minority interest expense decreased due to the repurchase of minority ownership interests in subsidiary entities.

                            DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus. You should also carefully read the section entitled "Description of Debt Securities" contained in the Prospectus.

General

The notes will be issued under the Indenture (the "Indenture") dated as of August 15, 1997 by and between ServiceMaster, as issuer, and Harris Trust and Savings Bank, as trustee (the "Trustee"). Capitalized terms not defined in this section have meanings as set forth in the Indenture.

The notes will be limited to $          aggregate principal amount and will
mature on August 15, 2009 at 100 percent of their principal amount, unless earlier redeemed. We will issue the notes in minimum denominations of $1,000 increased in multiples of $1,000.

The notes will rank pari passu with all other unsubordinated indebtedness of ServiceMaster.

The notes will bear interest at the rate per annum set forth on the cover page
of this Prospectus Supplement from             , 1999 or from the most recent
interest payment date to which interest has been paid or provided for. Interest will be payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2000. Interest will be payable to the persons in whose names the notes are registered at the close of business on the February 1 or August 1 before the respective interest payment date.

The notes will be issued as Registered Global Securities. Principal of and interest on the notes will be payable, and the transfer of notes will be registerable, through The Depository Trust Company, as Depositary, as described under "Description of Debt Securities--Global Debt Securities" in the Prospectus.

The notes are not subject to any sinking fund.

Optional Redemption of Notes

The notes will be redeemable in whole or in part at the option of ServiceMaster at any time. Any redemption will be at a price equal to the greater of (i) 100 percent of the principal amount of such notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis assuming a 360-day year consisting of
twelve 30-day months at the Adjusted Treasury Rate, plus     basis points, in
each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Quotation Agent" means the Reference Treasury Dealer appointed by the Trustee after consultation with ServiceMaster. "Reference Treasury Dealer" means (i) initially J.P. Morgan Securities Inc. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), ServiceMaster shall substitute therefor another Primary Treasury Dealer; or (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with ServiceMaster.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless ServiceMaster defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the redeemed notes or portions thereof.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement with respect to the notes, ServiceMaster has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of notes set forth opposite its name below:

                                                                    Principal
      Name                                                       Amount of Notes
      ----                                                       ---------------
      J.P. Morgan Securities Inc................................  $
      Goldman, Sachs & Co.......................................
      Banc of America Securities LLC............................
      Banc One Capital Markets, Inc.............................
      BNY Capital Markets, Inc..................................
      First Union Capital Markets Corp..........................
                                                                  ------------
        Total...................................................  $300,000,000
                                                                  ============

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the notes, then the Underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Underwriters have advised the Company that they intend to make a market for the notes, but they have no obligations to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The Underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page and part to certain
dealers at a price that represents a concession not in excess of     percent of
the principal amount of the notes. Any Underwriter may allow, and any such
dealer may reallow, a concession not in excess of     percent of the principal
amount of the notes to certain other dealers. After the initial offering of the notes, the Underwriters may from time to time vary the offering price and other selling terms.

ServiceMaster has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Underwriters may over allot in connection with the offering of the notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering to be paid by ServiceMaster are estimated to be $500,000.

When more than 10 percent of the proceeds of a public offering of certain securities are to be paid to members of the National Association of Securities Dealers, Inc. ("NASD") participating in such public offering or to affiliates of such members, Rule 2710(c)(8) of the NASD's Rules of Fair Practice requires disclosure of such fact. Each of J.P. Morgan Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., and BNY Capital Markets, Inc. and/or certain affiliates thereof is a member of the NASD. The Underwriters and/or their affiliates may indirectly receive more than 10 percent of the net proceeds from the offering of the notes as a result of the use of such proceeds to repay borrowings by ServiceMaster under its revolving bank credit facility. See "Use of Proceeds."

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with ServiceMaster and its affiliates.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus contain certain forward- looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act and we intend that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could cause or contribute to such differences are set forth below as well as those factors discussed elsewhere in this Prospectus Supplement and the Prospectus. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations contemplated by us will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

Seasonality And Impact of Weather Conditions. Our lawn care, landscaping and pest control businesses are highly seasonal in nature, with a significant portion of their net revenues occurring in the spring and summer months of each year. Adverse weather conditions could have a negative impact on the demand for our lawn care, landscaping and pest control services.

Increased Competition. The service industries in which we operate are highly competitive with limited barriers to entry. The entry of new competitors into one or more of the markets served by us could impact the demand for our services as well as impose additional pricing pressures.

Labor Shortages. Most of the services we provide are highly labor intensive. In the event of a labor shortage, we may experience difficulty in delivering our services in a high-quality manner and may be forced to increase wages in order to attract a sufficient number of employees, which could result in higher operating costs.

Continued Consolidation of U.S. Hospital Market. In recent years, there has been an ongoing consolidation of hospitals in the health care market. This continued consolidation could adversely impact the level of demand for our health care management services and the prices which we can charge for such services.

Ability to Continue Acquisition Strategy. We plan to continue to pursue opportunities to expand through acquisitions. Our ability to continue to make acquisitions at reasonable prices and to integrate the acquired businesses are important factors in our future growth.

                                 LEGAL OPINIONS

Certain legal matters in connection with the notes will be passed upon for ServiceMaster by Vernon T. Squires, Senior Vice President and General Counsel of ServiceMaster, and for the Underwriters by Davis Polk & Wardwell, New York, New York. As of July 30, 1999, Mr. Squires holds directly or indirectly 393,336 shares and options to acquire 225,000 shares of Common Stock of ServiceMaster.

PROSPECTUS

                           The ServiceMaster Company

                                Debt Securities

  The ServiceMaster Company, a Delaware corporation (the "Company" or "ServiceMaster") may offer from time to time in one or more series its debt securities consisting of debentures, notes or other evidence of indebtedness (the "Debt Securities"), in amounts as may be sold for an aggregate public offering price of up to $950,000,000 on terms to be determined at the time of each offering. The Debt Securities may be issued as unsecured Debt Securities and will not be subordinated to other obligations of the Company. The Debt Securities will be offered separately or together, in separate series, in amounts, at prices and on terms determined by market conditions at the time of sale and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

  The specific terms of the Debt Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement, which will include, where applicable: the specific title, aggregate principal amount, authorized denominations, maturity (which may be fixed or extendible), interest rate or rates (which may be fixed or variable) (or manner of calculation thereof), if any, the time of payment of interest, if any, any terms of redemption at the option of the Company or repayment at the option of the holder, any terms for sinking fund payments, additional covenants, initial public offering price, purchase price and other terms with respect to the Debt Securities. The Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount and, if issued, certain terms thereof will be set forth in the Prospectus Supplement related thereto. The Debt Securities will be represented by global notes registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described in this Prospectus, Debt Securities in certificated form will not be issued in exchange for the global notes. See "Description of Debt Securities--Global Debt Securities."

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Debt Securities may be offered directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Debt Securities.

                               ----------------

               The date of this Prospectus is February 25, 1998.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") Registration Statement (file number 333-32167) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of, among other things, the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to, or incorporated by reference in, the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof or incorporated by reference therein. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to, or incorporated by reference in, the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files consolidated reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange. The Company's common stock is listed on the New York Stock Exchange.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents have been filed with the Commission by the Company's predecessor, ServiceMaster Limited Partnership, or the Company, as the case may be, and are incorporated by reference in this Prospectus: (i) the Annual Report on Form 10-K (File No. 1-9378) for the year ended December 31, 1996 (the "1996 Form 10-K"), (ii) the Quarterly Report on Form 10-Q for the period ended March 31, 1997, (iii) the Quarterly Report on Form 10-Q for the period ended June 30, 1997, (iv) the Quarterly Report on Form 10-Q for the period ended September 30, 1997, and (v) the Current Reports on Form 8-K, dated February 19, 1997, February 20, 1997, March 4, 1997, August 12, 1997, December 12, 1997, December 29, 1997, January 2, 1998 and February 25, 1998. All
documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities and the other securities registered on the Registration Statement shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to ServiceMaster at One ServiceMaster Way, Downers Grove, Illinois 60515-9969,
Attention: Investor Relations (telephone number: (630) 271-1300).

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE DEBT SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" or "ServiceMaster" refers to The ServiceMaster Company and all of its subsidiaries and their respective predecessors. The ServiceMaster Company is the corporate successor to the operations of ServiceMaster Limited Partnership (the "Parent Partnership") and its immediate subsidiary, The ServiceMaster Company Limited Partnership.

                                 SERVICEMASTER

  ServiceMaster provides a range of services to individual consumers, businesses and institutions in the United States and 30 other countries throughout the world. ServiceMaster is divided into three operating units:
Consumer Services, Management Services and Employer Services. Consumer Services and Management Services are the principal operating units.

  ServiceMaster Consumer Services L.P. is a wholly owned first-tier subsidiary of the Company and provides services to over 9 million residential and commercial customers through eight leading companies: TruGreen L.P., which provides lawn care, tree and shrub services and indoor plant maintenance under the "TruGreen," "ChemLawn," "TruGreen-ChemLawn" and "Barefoot" service marks; The Terminix International Company, L.P., which provides termite and pest control services under the "Terminix" service mark; American Home Shield Corporation, which provides home system and appliance warranty contracts and home inspection services under the "American Home Shield" and "AmeriSpec" service marks; Rescue Rooter L.L.C., which provides plumbing and drain clearing services under the "Rescue Rooter" service mark; ServiceMaster Residential/Commercial Services L.P., which provides residential and commercial cleaning and disaster restoration services under the "ServiceMaster" service mark; Merry Maids L.P., which provides domestic housekeeping services under the "Merry Maids" service mark; and Furniture Medic L.P., which provides in-home furniture repair and restoration services under the "Furniture Medic" service mark. These services are part of the "ServiceMaster Quality Network" and may be accessed by calling a single toll-free telephone number: 1-800-WE SERVE.

  ServiceMaster Management Services L.P. is a wholly owned first-tier subsidiary of the Company and is organized into three principal operating units: ServiceMaster Healthcare Management Services, Education Management Services and Business and Industry Management Services. Each of these three units provides to its respective customers a variety of supportive management services, including the management of housekeeping, plant operations and maintenance, clinical equipment maintenance, laundry and linen, grounds and landscaping, energy management services and food service. In addition, Healthcare Management Services provides management and other services to the long-term care, assisted living and home health care markets.

  The Employer Services unit is one of the nation's largest professional employer organizations and provides more than 790 clients with administrative processing of payroll, worker's compensation insurance, health insurance, unemployment insurance and other employee benefits.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following are the consolidated ratios of earnings to fixed charges for the Company for the nine months ended September 30, 1996 and 1997 and each of the fiscal years 1992 through 1996:

                                        Nine
                                       Months
                                        Ended
                                      September
                                         30,      Year Ended December 31,
                                      ----------  ----------------------------
                                      1997  1996  1996  1995  1994  1993  1992
                                      ----  ----  ----  ----  ----  ----  ----
Consolidated ratios of earnings to
 fixed charges....................... 3.78x 5.04x 5.16x 4.83x 4.72x 4.55x 3.85x

  The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes, fixed charges (excluding capitalized interest) and minority interest expenses of subsidiaries with fixed charges and "fixed charges" consist of interest and amortization of debt expense, including the interest portion of rental obligations deemed representative of the interest factor.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Debt Securities for general business purposes, which may include, but are not limited to, repayment, redemption or repurchase of outstanding indebtedness; repurchase of outstanding shares issued by the Company; acquisitions, capital expenditures and working capital requirements; and such other purposes as may be specified in the relevant Prospectus Supplement. A description of any indebtedness to be refinanced with the proceeds from the sale of the Debt Securities will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued under an Indenture (the "Indenture"), dated as of August 15, 1997, as amended, among the Company, as issuer (and as successor to the Parent Partnership and The ServiceMaster Company Limited Partnership) and Harris Trust and Savings Bank, as trustee (the "Trustee"). The following description of certain provisions of the Indenture and the Debt Securities summarizes the material terms thereof but does not purport to be complete, and such summary is subject to the detailed provisions of the Indenture to which reference is hereby made, including the definition of certain terms used herein, and for other information regarding the Debt Securities. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. Any Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities." As used below in this "Description of Debt Securities" section, the "Company" means The ServiceMaster Company, but not any of its subsidiaries, unless the context requires otherwise.

General

  The Indenture provides for issuance of Debt Securities by the Company in an unlimited amount from time to time in one or more series. Debt Securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies. Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the relevant Prospectus Supplement.

  The Debt Securities will be unsecured obligations of the Company. The Indenture does not limit the amount of additional indebtedness that the Company may incur and does not contain provisions which would afford the holders (the "Holders") of the Debt Securities protection in the event of a decline in the Company's credit quality resulting from highly leveraged or other transactions involving the Company.

  Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such Offered Debt Securities are denominated and in which principal of, premium, if any, and any interest on such Offered Debt Securities will or may be payable; (iii) any date of maturity; (iv) interest rate or rates, which may be fixed or variable, and the method by which such rate or rates will be determined, if any; (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and any interest on the Offered Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities;
(ix) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; and (x) any other specific terms of the Offered Debt Securities, including any additions to or modifications or deletions of any events of default or covenants provided for with respect to such Offered Debt Securities, and any terms which may be required by or be advisable under applicable laws or regulations (Section 2.03).

  Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Subject to the limitations provided in the Indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

  Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

  Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity index, or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

Ranking

  The Debt Securities, when issued, will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the Company (Section 2.03).

  The Debt Securities may, under certain circumstances, be equally and ratably secured with other senior indebtedness of the Company. See "--Certain Covenants of the Company--Restrictions on Liens."

Global Debt Securities

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Debt Securities (a "Registered Global Security") that will be deposited with a depository (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Registered Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in debenture registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such

Depositary or another nominee of such Depositary or such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer systems the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the owner of record of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder of record under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

  Payments of principal of, premium, if any, and any interest on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium, if any, or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security notifies the Company that it is at any time unwilling or unable to continue as Depositary or ceases to be eligible under applicable law, and a successor Depositary eligible under applicable law is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Registered Global Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee (Section 2.07). It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security. The Debt Securities of a series may also be issued in the form of one or more bearer global Debt Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euroclear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

Certain Covenants of the Company

  The following restrictions apply to each series of Debt Securities unless the terms of such series of Debt Securities provide otherwise.

  Restrictions on Liens. The Indenture provides that the Company will not, and will not permit any Significant Subsidiary to, create, incur or suffer to exist any lien on any Equity Interests (as defined in the Indenture), indebtedness or other obligations of a Significant Subsidiary held by the Company or any Subsidiary or any Principal Property of the Company or a Significant Subsidiary, whether such Equity Interests, indebtedness or other obligations of a Significant Subsidiary or Principal Property are owned at the date of this Indenture or hereafter acquired, unless the Company secures or causes such Significant Subsidiary to secure the outstanding Debt Securities equally and ratably with all indebtedness secured by such Lien, so long as such indebtedness shall be so secured; provided, however, that this covenant shall not apply in the case of: (i) the creation of any Lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property hereafter acquired (including acquisitions by way of merger or consolidation) by the Company or a Significant Subsidiary contemporaneously with such acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property hereafter acquired (including acquisition by way of merger or consolidation) existing at the time of such acquisition, provided that every such Lien referred to in this clause (i) shall not attach to the Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property other than the Equity Interests, indebtedness or other obligations of the Significant Subsidiary or any Principal Property other than the Equity Interests, indebtedness or other obligations of the Significant Subsidiary or any Principal Property so acquired and fixed improvements thereon; (ii) any Lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property existing at the date of this Indenture; (iii) any Lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property in favor of the Company or any Significant Subsidiary; (iv) any Lien on any Principal Property being constructed or improved securing loans to finance such construction or improvements; (v) any Lien on Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations; (vi) Liens on any Principal Property for taxes not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves, to the extent required by GAAP, have been made; (vii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens on any Principal Property arising in the ordinary course of business and securing obligations that are not due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves, to the extent required by GAAP, have been made; (viii) zoning restrictions, easements, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of business of any of the Company or any Significant Subsidiary; (ix) any Lien on Equity Interests, indebtedness or other obligations of a Non-U.S. Subsidiary held by a Non-U.S. Subsidiary or any Principal Property of a Non-U.S. Subsidiary; provided that at the time of the creation or incurrence of any such Lien the aggregate book value of the total assets of the Non-U.S. Subsidiaries then subject to Liens securing indebtedness for borrowed money (and after giving effect to the proposed Lien), shall not exceed 25% of the Total Assets of the Company and its Subsidiaries; (x) any Lien on Equity Interests, indebtedness or other obligations of a Securitization Subsidiary created, incurred, assumed or suffered to exist in connection with Permitted Receivables Financing; (xi) Liens arising by reason of any attachment, judgment, decree or order of any court or other governmental authority, so long as any appropriate legal proceedings which may have been initiated for review of such attachment, judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired; (xii) any Lien on Equity Interests, indebtedness or other obligations of a Significant Subsidiary that was not a Significant Subsidiary at the time such Lien was created or incurred; and
(xiii) any renewal of or substitution for any Lien permitted by any of the preceding clauses (i), (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) or (xii), provided, that the indebtedness secured is not increased (except for increases in the amount of premiums or fees payable in connection with such renewal or substitution) nor the Lien extended to any additional assets (other than assets as to which the creation, incurrence or existence of Liens is not governed by this clause). (Section 5.03(a))

  Notwithstanding the foregoing, the Company or any Significant Subsidiary may create, incur, assume or suffer to exist Liens in addition to those permitted above and renew, extend or replace such Liens, provided that at the time of such creation, incurrence, assumption, renewal, extension or replacement, and after giving effect thereto, the aggregate outstanding principal or face amount of all indebtedness secured by Liens not permitted by clauses (i) through (xiii) above does not exceed 10% of Consolidated Net Worth. (Section 5.03(b))

  Restrictions on Sale and Lease-Back Transactions. The Indenture provides that the Company will not, and will not permit any Significant Subsidiary to, sell or transfer, directly or indirectly, except to the Company or a Significant Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued and any transaction for the sale and lease-back of any property if such lease is entered into within 180 days after the later of the acquisition, completion of construction or commencement of operation of such property; provided that, notwithstanding the foregoing, the Company or any Significant Subsidiary may sell any such Principal Property and lease it back for a period longer than three years if the Company or such Significant Subsidiary would be entitled to create a Lien on the property to be leased securing indebtedness in an amount equal to the Attributable Debt with respect to such sale and lease-back transaction without equally and ratably securing the outstanding Debt Securities or the Company promptly informs the Trustee of such transaction, the net proceeds of such transaction are at least equal to the fair value (as determined by Board Resolution of the Company) of such property and the Company causes an amount equal to the net cash proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by the Company or a Significant Subsidiary (including the Debt Securities); provided further that, in lieu of applying all of or any part of such net cash proceeds to such retirement, the Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of the Company (which may include the Debt Securities) or of a Significant Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and an Officers'

Certificate (which shall be delivered to the Trustee and which need not contain the statements prescribed by Section 11.04) stating that the Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as hereinabove provided. If the Company shall so deliver debentures or notes to the applicable trustee and the Company shall duly deliver such Officers' Certificate, the amount of cash which the Company shall be required to apply to the retirement of Funded Debt shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or, if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued. (Section 5.04)

Certain Definitions

  The term "Attributable Debt" as defined in the Indenture means when used in connection with a sale and lease-back transaction referred to above under "-- Restrictions on Sale and Lease-Back Transactions," on any date as of which the amount thereof is to be determined, the product of (a) the net proceeds from such sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

  The term "Consolidated Net Worth" as defined in the Indenture means, at any date of determination, the consolidated stockholders' equity of the Company, as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries.

  The term "Funded Debt" as defined in the Indenture includes all indebtedness for money borrowed, including purchase money indebtedness, and indebtedness pursuant to a mandatory sinking fund or prepayment provision or otherwise, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from the date of its creation.

  The term "Holder" or "Securityholder" as defined in the Indenture means the registered holder of any Security with respect to registered Debt Securities and the bearer of any Unregistered Security or any coupon appertaining thereto, as the case may be.

  "Non-U.S. Subsidiary" as defined in the Indenture means any Subsidiary that is not a corporation, partnership or other entity created or organized in or under the laws of the United States of America or any state thereof.

  "Original Issue Discount Security" as defined in the Indenture means any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof.

  "Permitted Receivables Financing" as defined in the Indenture means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a Securitization Subsidiary purchases Receivables and Related Assets from the Company or any Subsidiary and finances such Receivables and Related Assets through the issuance of Equity Interests or indebtedness (either directly or through a trust) or through the sale of the Receivables and Related Assets or a fractional undivided interest in the Receivables and Related Assets; provided that (i) the Board of Directors of the Company shall have determined in good faith that such Permitted Receivables Financing is economically fair and reasonable to the Company, (ii) all sales of Receivables and Related Assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors of the Company), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of the Company), (iv) no portion of the indebtedness of a Securitization Subsidiary will be guaranteed by or will be recourse to the Company or any Significant Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility (as opposed to the status) of the Receivables and Related Assets) and (v) neither the Company nor any Subsidiary shall have any obligation to maintain or preserve the Securitization Subsidiary's financial condition.

  The term "Principal Property" as defined in the Indenture means the Company's principal office building and any manufacturing plant or principal research facility of any of the Company or any Significant Subsidiary which is located within the United States of America, except any such principal office building, plant or facility which the Board of Directors by resolution declares is not of material importance to the total business conducted by the Company and its respective Subsidiaries as an entirety.

  "Receivables and Related Assets" means accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case, relating to such receivables, including interest in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guarantees, insurance proceeds, collections, other related assets, and proceeds of all of the foregoing.

  "Securitization Subsidiary" as defined in the Indenture means a Wholly Owned Subsidiary which is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.

  The term "Significant Subsidiary," as defined in the Indenture means at any time, any Subsidiary that would be a Significant Subsidiary at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect on the date of the Indenture.

  The term "Subsidiary" as defined in the Indenture means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock (as defined in the Indenture) or other ownership interest is owned directly or indirectly, by such Person and one or more other Subsidiaries of such Persons.

  The term "Total Assets" as defined in the Indenture means, at any date of determination, the total assets of the Company and its Subsidiaries on a consolidated basis as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries.

  "Wholly Owned Subsidiary" as defined in the Indenture means a Subsidiary all of the Equity Interests of which (except directors' qualifying shares) is at the time owned directly or indirectly by the Company.

Restrictions on Mergers and Sales of Assets

  Under the Indenture, the Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) either (x) the Company shall be the continuing Person or (y) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation, partnership or limited liability company organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Debt Securities and under this Indenture and the Company shall have delivered to the Trustee an Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental

Indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with and that such supplemental indenture constitutes the legal, valid and binding obligation of the Company or such successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (ii) immediately after giving effect to such transaction, no Default shall have occurred and be continuing. (Section 6.01)

Events of Default

  Events of Default defined in the Indenture with respect to the Debt Securities of any series are: (a) the Company defaults in the payment of the principal of any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise; (b) the Company defaults in the payment of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture with respect to any Security of such series or in the Debt Securities of such series and such default or breach continues for a period of 60 consecutive days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of 25% or more in aggregate principal amount of the Debt Securities of all series then outstanding affected thereby; (d) an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Company or any Significant Subsidiary under the federal bankruptcy laws as now or hereafter in effect;
(e) the Company or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, Trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; or (f) any other Event of Default established with respect to any series of Debt Securities issued pursuant to the Indenture occurs. (Section 7.01)

  The Indenture provides that if an Event of Default described in clauses (a) or (b) of the immediately preceding paragraph with respect to the Debt Securities of any series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of Debt Securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of any such affected series then outstanding under the Indenture (each such series treated as a separate class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the Debt Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all Debt Securities of such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (c) or (f) of the immediately preceding paragraph with respect to the Debt Securities of one or more but not all series then outstanding or with respect to the Debt Securities of all series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of Debt Securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of all such affected series then outstanding under the Indenture (treated as a single class) by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the Debt Securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all Debt Securities of all such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (d) or (e) of the immediately preceding paragraph occurs and is continuing, then the principal amount (or, if any Debt Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of all the Debt Securities then outstanding and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any Holder or the Trustee to the full extent permitted by applicable law. Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding Debt Securities of all such series that have been accelerated (voting as a single class). (Section 7.02)

  The Indenture contains a provision under which, subject to the duty of the Trustee during a default to act with the required standard of care, (i) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, officers' certificate, opinion of counsel (or both), statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons and the Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; (ii) before the Trustee acts or refrains from acting, it may require an officers' certificate and/or an opinion of counsel, which shall conform to the requirements of the Indenture and the Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion; subject to the terms of the Indenture, whenever in the administration of the trusts of the Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action under the Indenture, such matter (unless other evidence in respect thereof shall be specifically prescribed in the Indenture) may, in the absence of wilful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an officers' certificate delivered to the Trustee, and such certificate, in the absence of wilful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of the Indenture upon the faith thereof; (iii) the Trustee may act through its attorneys and agents not regularly in its employ and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care; (iv) any request, direction, order or demand of the Company mentioned in the Indenture shall be sufficiently evidenced by an officers' certificate (unless other evidence in respect thereof be specifically prescribed in the Indenture); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;
(v) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;
(vi) the Trustee shall not be liable for any action it takes, or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the Indenture relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the Indenture; (vii) the Trustee may consult with counsel and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the Indenture in good faith and in reliance thereon;
(viii) prior to the occurrence of an Event of Default under the Indenture and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, officers' certificate, opinion of counsel, Board Resolution, statement, instrument, opinion, report, notice, request, consent order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing so to do by the Holders of not less than a majority in aggregate principal amount of the Debt Securities of all series affected then outstanding; provided that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of the Indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding; (ix) the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder; (x) the Trustee shall not be bound to ascertain or inquire as to the performance or observance of any covenants, conditions or agreements on the part of the Company, except as otherwise set forth herein, but the Trustee may require of the Company reasonable information and advice as to the performance of the covenants, conditions and agreements contained herein and shall be entitled in connection herewith to examine the books, records and premises of the Company; (xi) the permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty and the Trustee shall not be answerable for other than its negligence or willful misconduct; (xii) except for any event of which the Trustee has "actual knowledge" and which event, with the giving of notice or the passage of time or both, would constitute an Event of Default under this Indenture, the Trustee shall not be deemed to have notice of any default or event unless specifically notified in writing of such event by the Company or the Holders of not less than 25% of the Outstanding Securities; as used herein, the term "actual knowledge" means the actual fact or statement of knowing, without any duty to make any investigation with regard thereto. (Section 8.02)

  Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any Debt Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of the outstanding Debt Securities of all series affected (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on this Trustee with respect to the Debt Securities of such series by the Indenture; provided, that the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction, it being understood that the Trustee shall have no duty to ascertain whether or not such actions or forbearance are unduly prejudicial to such Holders and provided further, that the Trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of Debt Securities pursuant to this paragraph. (Section 7.05)

  Subject to various provisions in the Indenture, the Holders of at least a majority in principal amount (or, if the Debt Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of the outstanding Debt Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Debt Securities of such series and its consequences, except a Default in the payment of principal of or interest on any Security as specified in clauses
(a) or (b) of Section 6.1 of the Indenture or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Debt Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto. (Section 7.04)

  The Indenture provides that no Holder of any Debt Securities of any series may institute any proceeding, juridical or otherwise, with respect to the Indenture or the Debt Securities of such series, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless: (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Debt Securities of all such series affected shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture; (iii) such Holder or Holders have offered to The Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request; (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of all such affected series have not given the Trustee a direction that is inconsistent with such written request. A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder. (Section 7.06)

  The Indenture provides that the Company will file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. (Sections 5.06 and 5.09)

Discharge, Defeasance and Covenant Defeasance

  The Indenture provides with respect to each series of Debt Securities that the Company may terminate its obligations under the Debt Securities of a series and the Indenture with respect to Debt Securities of such series if:
(i) all Debt Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii)
(A) the Debt Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the Trustee, as trust funds solely for the benefit of the Holders of such Debt Securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment, to pay principal of and interest on the Debt Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, and (C) the Company delivers to the Trustee an officers' certificate and an opinion of counsel in each case stating that all conditions precedent provided for in the Company's Indenture relating to the satisfaction and discharge of the Indenture with respect to the Debt Securities of such series have been complied with. With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnify the Trustee under the Indenture shall survive. With respect to the foregoing clause (ii), only the Company's obligations to execute and deliver Debt Securities of such series for authentication, to set the terms of the Debt Securities of such series, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Debt Securities are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the Trustee, and its right to recover excess money held by the Trustee shall survive. (Section 9.01)

  The Indenture provides that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Debt Securities of any series, and the provisions of the Indenture will, except as noted below, no longer be in effect with respect to the Debt Securities of such series ("legal defeasance") and (ii) may omit to comply with any term, provision or condition of the Indenture described above under "--Certain Covenants" (or any other specific covenant relating to such series provided for in a Board Resolution or supplemental indenture which may by its terms be defeased pursuant to the Indenture), and such omission shall be deemed not to be an Event of Default under clauses (c) or (f) of the first paragraph of "-- Events of Default" with respect to the outstanding Debt Securities of a series ("covenant defeasance"); provided that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the Debt Securities of such series, for payment of the principal of and interest on the Debt Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, to pay and discharge the principal of and accrued interest on the outstanding Debt Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no Default with respect to such Debt Securities of such series shall have occurred and be continuing on the date of such deposit;
(D) the Company shall have delivered to the Trustee an opinion of counsel that
(1) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the Holders of the Debt Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (E) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(1) above may be replaced by a ruling directed to the Trustee received from the Internal Revenue Service to the same effect. Subsequent to legal defeasance under clause (i) above, the Company's obligations to execute and deliver Debt Securities of such series for authentication, to set the terms of the Debt Securities of such series, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such Debt Securities are no longer outstanding. After such Debt Securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company's obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (Sections 9.02 and 9.03)

Modification of the Indenture

  The Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Debt Securities of any series without notice to or the consent of any Holder: (1) to cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (2) to comply with Article 6 of the Indenture; (3) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (4) to evidence and provide for the acceptance of appointments under the Indenture with respect to the Debt Securities of any or all series by a successor Trustee; (5) to establish the form or forms or terms of Debt Securities of any series or of the coupons appertaining to such Debt Securities as permitted under the Indenture or the Guarantees; (6) to provide for uncertificated or Unregistered Securities and to make all appropriate changes for such purpose; and (7) to make any change that does not-materially and adversely affect the rights of any Holder. (Section 10.01)

  The Indenture also contains provisions whereby the Company and the Trustee, subject to certain conditions, without prior notice to any Holders, may amend the Indenture, the outstanding Debt Securities of any series with the written consent of the Holders of a majority in principal amount of the Debt Securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Debt Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Debt Securities of such series. Notwithstanding the foregoing provisions, without the consent of each Holder affected thereby, an amendment or waiver, including a waiver pursuant to Section 7.04 of the Indenture, may not: (i) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such Holder's Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or any premium payable with respect thereto, or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change any place of payment where, or the currency in which, any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Debt Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture of certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of this section of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby. A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of Holders of Debt Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the Indenture of the Holders of Debt Securities of any other series or of the coupons appertaining to such Debt Securities. It shall not be necessary for the consent of any Holder under this section of the Indenture to approve the particular form of any proposed amendment supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the Indenture becomes effective, the Company shall give to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. The Company will mail supplemental indentures to Holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. (Section 10.02)

Concerning the Trustee

  Harris Trust and Savings Bank is the Trustee under the Indenture. The Trustee performs other services for ServiceMaster in the ordinary course of business.

                             PLAN OF DISTRIBUTION

  ServiceMaster may sell the Debt Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Debt Securities will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Debt Securities and the proceeds to ServiceMaster from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and any securities exchanges on which the Debt Securities may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering, and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Debt Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

  If dealers are used in the sale of Debt Securities with respect to which this Prospectus is delivered, ServiceMaster will sell such Debt Securities to the dealers as principals. The dealers may then resell such Debt

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

Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities may be sold directly by ServiceMaster or through agents designated by ServiceMaster from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  Debt Securities may be sold directly by ServiceMaster to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the applicable Prospectus Supplement.

  In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from ServiceMaster or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from ServiceMaster and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Prospectus Supplement, ServiceMaster will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Debt Securities from ServiceMaster at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers and underwriters may be entitled under agreements entered into with ServiceMaster to indemnification by ServiceMaster against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with or perform services for ServiceMaster and its subsidiaries in the ordinary course of business.

  Some or all of the Debt Securities may be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by ServiceMaster for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities.

  Certain of the underwriters, dealers or agents and their affiliates may be customers of, engage transactions with and perform services for ServiceMaster and its subsidiaries in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

  The validity of the Debt Securities will be passed upon for the ServiceMaster by Vernon T. Squires, Esq., Senior Vice President and General Counsel of ServiceMaster. As of December 31, 1997, Vernon T. Squires owned 322,821 shares and options to acquire 90,000 shares of common stock of ServiceMaster.


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                                    EXPERTS

  The financial statements and schedule of the Parent Partnership incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

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